    As filed with the Securities and Exchange Commission on May 19, 1995

                                                      Registration No. 33-

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                 UNDER THE
                           SECURITIES ACT OF 1933

                               -------------

                       Leucadia National Corporation
           (Exact Name of Registrant as Specified in its Charter)

           New York                                   13-2615557
 (State or Other Jurisdiction              (I.R.S. Employer Identification
     of Incorporation or                                 No.)
        Organization)

                           315 Park Avenue South
                         New York, N.Y.  10010-3607
                               (212) 460-1900
            (Address, Including Zip Code, and Telephone Number,
     including Area Code, of Registrant's Principal Executive Offices)

                             JOSEPH A. ORLANDO
                       Vice President and Comptroller
                       Leucadia National Corporation
                           315 Park Avenue South
                         New York, N.Y.  10010-3607
                               (212) 460-1900
                   (Name and Address, Including Zip Code,
      and Telephone Number, Including Area Code, of Agent For Service)

                                 Copies to:

          STEPHEN E. JACOBS, ESQ.      GERALD S. TANENBAUM, ESQ.
           Weil, Gotshal & Manges       MICHAEL A. BECKER, ESQ.
              767 Fifth Avenue         Cahill Gordon & Reindel
          New York,  New York 10153         80 Pine Street
               (212) 310-8000          New York,  New York  10005
                                            (212) 701-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                                               CALCULATION OF REGISTRATION FEE
                                                              Proposed Maximum      Proposed Maximum
       Title of Securities to              Amount to be      Offering Price Per    Aggregate Offering         Amount of
            be Registered                   Registered             Note(1)              Price(1)        Registration Fee (2)
%Senior Subordinated Notes due 2005...     $100,000,000             100%              $100,000,000                 $34,483

(1)   Estimated solely for purposes of determining the registration fee.
(2)   The registration fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933 as follows: one twenty-
ninth of one percent of $100,000,000, the proposed maximum aggregate price of the Notes.

                                        (Cover Page continued on next page)
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED MAY 19, 1995

     PROSPECTUS
                                $100,000,000

                       Leucadia National Corporation

                     % SENIOR SUBORDINATED NOTES DUE 2005

              (Interest payable             and              )

                           ---------------------
          The Notes will bear interest from the date of the original issue, at the rate per annum set forth above, payable
     semiannually on each             and             , commencing
             , 1995.  The Notes will mature on             , 2005 and
     are not redeemable by the Company prior to maturity. Upon a Change of Control (as defined), each Noteholder will have the right, subject to certain conditions and restrictions, to require the Company to repurchase the Notes at 101% of the principal amount thereof, plus accrued interest.

          The Notes will be subordinated to all Senior Indebtedness (as defined) of the Company. At March 31, 1995, the Company's Senior Indebtedness was $149,081,000, net of debt discount of $919,000, and the indebtedness of the Company's consolidated subsidiaries, to which the Notes are effectively subordinated, was $23,068,000, exclusive of customer banking deposits ("Deposits"). The Notes will rank pari passu with the Company's 10-3/8% Senior Subordinated Notes due 2002, of which, at March 31, 1995, $124,324,000 aggregate principal amount was outstanding, net of debt discount of $676,000.

                           ----------------------

      Application will be made to list the Notes on the New York Stock
                                 Exchange.

                           ----------------------
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ------------------------------

                                  PRICE TO    UNDERWRITING   PROCEEDS TO
                                  PUBLIC(1)   DISCOUNT(2)    COMPANY(3)
                                  ---------   -----------    ----------
     Per Note  . . . . . . . .          %             %              %
     Total . . . . . . . . . .      $           $            $

     _______________
     (1)     Plus accrued interest, if any, from            , 1995.
     (2)     The Company has agreed to indemnify the Underwriters
             against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
             "Underwriting."
     (3)     Before deducting expenses payable by the Company
             estimated at $          .

                            ____________________

          The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Notes will be made against payment therefor in New York, New York on or about
                    , 1995.
                            ____________________

     Jefferies & Company, Inc.
                              CS First Boston
                                              PaineWebber Incorporated

                  , 1995

                           AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.
     In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104, on which the Company's common shares, par value $1.00 per share (the "Common Shares"), are listed.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

     NYFS04...:\30\76830\0001\1980\FRM5125Y.27C

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed by the Company (File No. 1-5721) with the Commission are incorporated by reference in this Prospectus:

             (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "Annual Report"); and

             (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995 (the "First Quarter 10-Q").


         All documents filed by the Company pursuant to Section
     13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to: Leucadia National Corporation, 315 Park Avenue South, New York, N.Y. 10010 (telephone number (212) 460-1900), Attention: Corporate Secretary.
                           _____________________

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AND THE COMPANY'S OUTSTANDING 10-3/8% SENIOR SUBORDINATED NOTES DUE 2002 AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

















                             PROSPECTUS SUMMARY

          This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the term "Company" means Leucadia National Corporation and its subsidiaries, except as the context otherwise may require.

                                THE OFFERING

     Issue . . . . . . . . . .    $100,000,000 principal amount of
                                      % Senior Subordinated Notes due
                                  2005 (the "Notes").

     Maturity  . . . . . . . .              , 2005.

     Interest Rate . . . . . .       % per annum.

     Interest Payment Dates  .                and           ,
                                  commencing           , 1995.

     Optional Redemption . . .    The Notes are not redeemable at the
                                  option of the Company prior to maturity.

     Mandatory Redemption  . .    The Notes are not subject to sinking
                                  fund payments.

     Certain Covenants . . . .    The indenture under which the Notes
                                  will be issued (the "Indenture")
                                  will contain covenants which, among
                                  other things, place restrictions on
                                  the ability of the Company and its
                                  subsidiaries to incur additional
                                  indebtedness, to make certain
                                  investments, to redeem or repurchase
                                  shares of capital stock of the
                                  Company, to enter into certain
                                  transactions with affiliates, on the
                                  ability of the Company's insurance
                                  subsidiaries to invest in non-
                                  investment grade investments and on
                                  the ability of the Company to pay
                                  dividends and to consummate certain
                                  mergers.  In addition, if the
                                  Company's Consolidated Tangible Net
                                  Worth (as defined) is below a
                                  certain level at the end of two
                                  consecutive fiscal quarters, the
                                  Company will be required, under
                                  certain circumstances, to offer to
                                  repurchase a portion of the Notes at
                                  100% of their principal amount, plus
                                  accrued but unpaid interest to the
                                  repurchase date.  In the event of a
                                  Change of Control (as defined) of
                                  the Company, each holder of a Note
                                  (a "Noteholder") will have the
                                  right, subject to certain
                                  exceptions, to require the Company
                                  to repurchase all or any portion of
                                  such Noteholder's Notes at 101% of
                                  the principal amount thereof, plus
                                  accrued but unpaid interest to the
                                  date of such repurchase.

     Ranking . . . . . . . . .    The Notes will be subordinated to
                                  all existing and future Senior
                                  Indebtedness.  At March 31,
                                  1995, the Company's Senior
                                  Indebtedness was $149,081,000, net
                                  of debt discount of $919,000, and
                                  the indebtedness of the Company's
                                  consolidated subsidiaries, to which

                                  the Notes are effectively
                                  subordinated, was $23,068,000,
                                  exclusive of Deposits.   The Notes
                                  will rank pari passu with the
                                  Company's 10-3/8% Senior
                                  Subordinated Notes due 2002 (the
                                  "10-3/8% Notes"), of which, at March
                                  31, 1995, $124,324,000 aggregate
                                  principal amount was outstanding,
                                  net of debt discount of $676,000.
                                  The Notes will rank senior to the
                                  Company's 5-1/4% Convertible
                                  Subordinated Debentures due 2003
                                  (the "5-1/4% Debentures"), of which
                                  $100,000,000 aggregate principal
                                  amount was outstanding at March 31,
                                  1995, and the Company's 6%
                                  Subordinated Swiss Franc Bonds due
                                  1996 (the "Swiss Franc Bonds"), of
                                  which $32,957,000 aggregate
                                  principal amount was outstanding at
                                  March 31, 1995.  The Company may not
                                  incur any indebtedness senior to the
                                  Notes which is not Senior
                                  Indebtedness.

     Listing . . . . . . . . .    Application will be made to list the
                                  Notes on the NYSE.

     Use of Proceeds . . . . .    The net proceeds to the Company from
                                  the sale of the Notes will be used
                                  for general corporate purposes,
                                  which may include working capital,
                                  acquisitions or investment
                                  opportunities (including in connection
                                  with the purchase of 46.4% of the
                                  common stock of MK Gold Company
                                  as described under "The Company--
                                  Recent Developments") and
                                  redemption of the Swiss Franc Bonds
                                  when they mature in March 1996.




































                                THE COMPANY

     GENERAL

          The Company is a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, manufacturing and the trading stamps business. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value.

          Shareholders' equity has grown from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $928,841,000 at March 31, 1995, equal to a book value per common share of negative $.22 at December 31, 1978 and $33.01 at March 31, 1995. The Company's Chairman and President and their families together beneficially own in excess of 40% of the Company's outstanding Common Shares.

          The Company's principal operations are its insurance businesses, where it is a specialty markets provider of property and casualty and life insurance products to niche markets. The Company's principal personal lines insurance products are automobile insurance, homeowners insurance, graded benefit life insurance marketed primarily to the age 50-and-over population and variable annuity products. The Company's principal commercial lines are property and casualty products provided for multi-family residential real estate, retail establishments and taxicabs in the New York metropolitan area. For the year ended December 31, 1994, the Company's insurance segments contributed 79% of total revenue and, at December 31, 1994, constituted 78% of consolidated assets.

          The property and casualty insurance industry, which is highly regulated and competitive, has historically been cyclical in nature, with periods of less intense price competition and high underwriting standards generating significant profits, followed by periods of increased price competition and lower underwriting standards resulting in reduced profitability or loss. Price competition has been significant in recent years. As indicated in the Selected Financial Data included herein, the Company's combined ratios for each of the past five years have been better than industry averages for such periods. This has been due, in part, to the Company's low expense ratios.

          The Company's insurance subsidiaries have a diversified investment portfolio of securities, substantially all of which are issued or guaranteed by the U.S. Treasury or by U.S. governmental agencies or are rated "investment grade" by Moody's Investors Service Inc. ("Moody's") and/or Standard & Poor's Corporation ("S&P"). Investments in mortgage loans, real estate and non-investment grade securities represented less than 2% of the insurance subsidiaries' portfolio at December 31, 1994. In the recent volatile interest rate environment, the Company's primary goal has been to preserve investment capital.

          The Company's banking and lending operations principally consist of making instalment loans primarily funded by Deposits insured by the Federal Deposit Insurance Company. The Company has established a niche market for automobile loans to individuals with poor credit histories. The Company's manufacturing operations primarily manufacture products for the "do-it-yourself" home improvement market and for industrial and agricultural markets.

          At December 31, 1994, the Company had minimum tax loss carryforwards of approximately $132,000,000. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in Note 13 of Notes to Consolidated Financial Statements contained in the Annual Report.


     RECENT DEVELOPMENTS

          On May 12, 1995, the Company entered into a Stock Purchase Agreement with Morrison Knudsen Corporation ("MKC") pursuant to which the Company agreed to purchase MKC's 46.4% common stock interest in MK Gold Company ("MK Gold") for an aggregate cash purchase price of $22,500,000. MKC's obligation to sell the shares is conditioned upon the Company's purchasing at par all of the Canadian Imperial Bank of Commerce's interest in a $20,000,000 credit facility with MK Gold, of which approximately $15,000,000 was outstanding at May 12, 1995, and releasing MKC from its guarantee obligations under that facility. The purchase is also subject to expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. MK Gold, an international precious metals company whose shares are quoted on the Nasdaq National Market, reported total assets at December 31, 1994 (the date of its latest public filing) of $99,251,000. Assuming consummation of the transaction, MK Gold would not constitute a "significant subsidiary" under the rules of the Commission or a "Material Subsidiary" as defined in the Indenture.

                              USE OF PROCEEDS

          The net proceeds from the sale of the Notes are estimated to
     be $                     .  These proceeds will be used for
     general corporate purposes, which may include working capital, acquisitions or investment opportunities, including in connection with the purchase of 46.4% of MK Gold, as described above
     (approximately $37,500,000), if such transaction does not close prior to the consummation of this offering, and redemption of the Swiss Franc Bonds outstanding when they mature in March 1996. The aggregate principal amount of Swiss Franc Bonds is $32,957,000.
     If the purchase of common stock of MK Gold occurs prior to the consummation of this offering, the proceeds will be used to repay indebtedness outstanding under the Company's revolving credit agreements incurred in connection with such purchase. These credit agreements bear interest at the Company's option at either
     LIBOR plus .75% or the respective bank's Base Rate (defined generally as the higher of the respective bank's base or reference rate or the federal funds rate plus .5%). See Note 9 of Notes to Consolidated Financial Statements contained in the Annual Report. Except as described herein, the Company has no material arrangement, commitment or understanding with respect to any acquisition or investment opportunity. Pending such uses, the proceeds will be invested in short-term investment grade obligations.

                               CAPITALIZATION

          The following table sets forth the (unaudited) consolidated capitalization of the Company at March 31, 1995 and as adjusted to give effect to the sale of the Notes.

                                                                                                        AS
                                                                                     ACTUAL           ADJUSTED
                                                                                     ------           --------
                                                                                         (IN THOUSANDS)
Long-term debt (a):
    Revolving bank credit agreement borrowings  . . . . . . . . . . . . .        $       -         $       -
    Term loans with banks, due in 1999  . . . . . . . . . . . . . . . . .             50,000            50,000
    7-3/4% Senior Notes due 2013, less debt
       discount of $919   . . . . . . . . . . . . . . . . . . . . . . . .             99,081            99,081
    Industrial revenue bonds  . . . . . . . . . . . . . . . . . . . . . .              6,794             6,794
    Other senior debt   . . . . . . . . . . . . . . . . . . . . . . . . .             16,274            16,274
        % Senior Subordinated Notes due 2005  . . . . . . . . . . . . . .                -             100,000
    10-3/8% Senior Subordinated Notes due 2002,
       less debt discount of $676   . . . . . . . . . . . . . . . . . . .            124,324           124,324
    6% Subordinated Swiss Franc Bonds due 1996  . . . . . . . . . . . . .             32,957            32,957
    5-1/4% Convertible Subordinated Debentures due 2003   . . . . . . . .            100,000           100,000
                                                                                 -----------       -----------
           Total long-term debt, including current maturities   . . . . .            429,430           529,430
                                                                                 -----------       -----------

Shareholders' Equity (b):
    Common shares, par value $1 per share,
       authorized 150,000,000 shares; 28,141,012
       shares issued and outstanding, after
       deducting shares held in treasury  . . . . . . . . . . . . . . . .             28,141            28,141
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . .            126,647           126,647
    Net unrealized (loss) on investments  . . . . . . . . . . . . . . . .            (11,119)          (11,119)
    Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . .            785,172           785,172
                                                                                 -----------       -----------
           Total shareholders' equity   . . . . . . . . . . . . . . . . .            928,841           928,841
                                                                                 -----------       -----------
               Total  . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 1,358,271       $ 1,458,271
                                                                                 ===========       ===========

      ----------------------
      (a)   Excludes Deposits of approximately $191,989,000.  For information with respect to interest rates, maturities, priorities and restrictions related to long-term debt, including the Notes, see Note 9 of Notes to Consolidated
            Financial Statements contained in the Annual Report and "Description of Notes."

      (b)   For information with respect to stock options, warrants and contingent obligations, see Notes 10 and 16 of Notes to Consolidated Financial Statements contained in the Annual Report.






















                          SELECTED FINANCIAL DATA

          The selected financial data set forth below has been derived from and should be read in conjunction with the audited financial statements and other financial information contained in the Annual Report and with the unaudited financial statements contained in the First Quarter 10-Q, which are incorporated by reference in this Prospectus.



                                                       THREE MONTHS
                                                     ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                                     ---------------      -----------------------------------------------
                                                      1995     1994       1994       1993         1992      1991      1990
                                                      ----     ----       ----       ----         ----      ----      ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED INCOME STATEMENT DATA: (a)
 Revenues                                           $360,688  $336,108  $1,384,385 $1,408,058  $1,573,015  $1,086,748 $674,914
 Net securities gains (losses)                           412    (1,467)    (12,004)    51,923      51,778      50,391   (1,525)
 Interest expense (b)                                 11,797    10,771      44,003     39,465      38,507      36,925   34,604
 Insurance losses, policy benefits and
  amortization of deferred acquisition costs         219,981   207,993     819,010    789,752     896,673     558,127  232,986
 Income from continuing operations
  before income taxes and cumulative
  effects of changes in accounting
  principles                                          23,422    22,034     100,318    176,868     143,553      95,030   78,938
 Income from continuing operations
  before cumulative effects of changes
  in accounting principles (c)                        16,323    14,219      70,836    116,259     130,607      94,830   65,010
 (Loss) from discontinued operations
  less applicable income taxes                           -        -            -          -           -           -    (17,670)
 Income before cumulative effects of
  changes in accounting principles                    16,323    14,219      70,836    116,259     130,607      94,830   47,340
 Cumulative effects of changes in
  accounting principles                                  -        -            -      129,195         -           -        -
 Net income                                           16,323    14,219      70,836    245,454     130,607      94,830   47,340

Ratio of earnings to fixed charges: (d)
 Excluding interest on Deposits                        3.22x     3.38x       3.49x      5.80x       5.24x       4.54x    4.24x
 Including interest on Deposits                        2.77x     2.99x       3.08x      4.86x       4.14x       3.27x    3.05x

 Per share:
  Primary earnings (loss) per common and dilutive
   common equivalent share:
    Continuing operations before
     cumulative effects of changes
     in accounting principles                           $.56    $.49         $2.43      $3.97       $5.35       $4.00    $2.68
    Discontinued operations                              -       -             -          -           -             -     (.73)
    Cumulative effects of changes in
     accounting principles                               -       -             -         4.41         -           -        -
                                                        ----    ----         -----      -----      -----        -----    -----
     Net income                                         $.56    $.49         $2.43      $8.38       $5.35       $4.00    $1.95
                                                        ====    ====         =====      =====      =====        =====    =====
  Fully diluted earnings (loss) per common
   share:
    Continuing operations before
     cumulative effects of changes
     in accounting principles                           $.56    $.49         $2.41      $3.89       $5.33       $3.97    $2.68
    Discontinued operations                              -       -             -          -           -           -       (.73)
    Cumulative effects of changes in
     accounting principles                               -       -             -         4.20         -           -        -
                                                        ----    ----         -----      -----      -----        -----    -----
     Net income                                         $.56    $.49         $2.41      $8.09       $5.33       $3.97    $1.95
                                                        ====    ====         =====      =====      =====        =====    =====
  Number of shares used in calculation:
   Primary                                            29,295  29,146        29,101     29,270      24,435      23,704   24,288
   Fully Diluted                                      31,034  29,146        30,857     30,743      24,516      23,916   24,302

- --------------------------------
Footnotes on following page.


                                            AT MARCH 31,                               AT DECEMBER 31,
                                            ------------    ------------------------------------------------------------------
                                                1995          1994         1993          1992         1991          1990
                                                ----          ----         ----          ----         ----          ----
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCE SHEET DATA: (a)
 Cash and investments                        $2,855,465    $2,764,890   $2,989,384    $3,371,624   $3,627,542    $1,741,273
 Total assets                                 4,840,230     4,674,046    4,689,272     4,330,580    4,590,096     2,406,438
 Debt, including current maturities             429,430       425,848      401,335       225,588      220,728       208,458
 Customer banking deposits                      191,989       179,888      173,365       186,339      194,862       176,366
 Common shareholders' equity                    928,841       881,815      907,856       618,161      365,495       268,567
 Book value per common share                     $33.01        $31.44       $32.54        $22.12       $15.89        $11.82


                                                      THREE MONTHS
                                                     ENDED MARCH 31,                   YEAR ENDED DECEMBER 31,
                                                    -----------------     ----------------------------------------------------
                                                     1995       1994        1994      1993      1992      1991      1990
                                                     ----       ----        ----      ----      ----      ----      ----
SELECTED INFORMATION ON PROPERTY
 AND CASUALTY INSURANCE
 OPERATIONS (Unaudited): (a)(e)(f)
  GAAP Combined Ratio                               101.4%     106.0%       99.1%     96.9%    101.7%    102.1%    105.2%
  SAP Combined Ratio                                100.2%     105.1%       98.8%     93.7%    102.8%    103.3%    100.8%
  Industry SAP Combined Ratio (g)                      N/A     116.5%      108.4%    106.9%    115.7%    108.8%    109.5%
  Premium to Surplus Ratio (h)                         N/A        N/A        1.9x      1.6x      2.0x      2.2x      1.4x

        _________________________

     (a)  Data includes acquired companies from date of acquisition.

     (b) Includes interest on customer banking deposits of $8,304,000, $9,001,000, $11,954,000, $15,138,000 and
          $14,145,000 for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively, and $2,695,000 and
          $2,048,000 for the three month periods ended March 31, 1995 and 1994, respectively.

     (c) The provision for income taxes for the years ended December 31, 1994 and 1993 and for the three month periods ended March 31, 1995 and 1994 were calculated under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which does not reflect the benefit from utilization of tax loss carryforwards. The provision for income taxes for the years ended December 31, 1992, 1991 and 1990 have been reduced for the benefit from utilization of tax loss carryforwards.

     (d) For purposes of computing these ratios, earnings represents consolidated pre-tax income from continuing operations before cumulative effects of changes in accounting principles and equity in undistributed earnings or loss of less than 50% owned companies, plus "fixed charges." Fixed charges excluding interest on Deposits include interest expense (other than on Deposits), the portion of net rental expense representative of the interest factor and amortization of debt expense. Fixed charges including interest on Deposits include all interest expense, the portion of net rental expense representative of the interest factor and amortization of debt expense.

     (e) Combined Ratios and the Premium to Surplus Ratios include both Colonial Penn Group, Inc. and its subsidiaries for the relevant periods since August 16, 1991, and Empire Insurance Company ("Empire"). The 1990 ratios are for Empire only.

     (f) The Combined Ratio is the sum of the Loss Ratio and the Underwriting Expense Ratio determined in accordance with generally accepted accounting principles or statutory accounting principles ("SAP"), as the case may be. The Loss Ratio is the ratio of incurred losses and loss adjustment expenses to net



          premiums earned. The Expense Ratio is the ratio of underwriting expenses (policy acquisition costs, commissions and a portion of administrative, general and other expenses attributable to underwriting operations) to net premiums written, if determined in accordance with SAP, or to net premiums earned, if determined in accordance with generally accepted accounting principles. A Combined Ratio under 100% indicates an underwriting profit and a Combined
          Ratio above 100% indicates an underwriting loss.  The
          Combined Ratio does not include the effect of investment income. Certain accident and health insurance business, which is included in the statutory results of operations of the property and casualty insurance segment and is reflected in the SAP Combined Ratio, is reported in the life insurance segment for financial reporting purposes and therefore is not included in the GAAP Combined Ratios reflected herein. For 1993, the difference in the treatment of costs for generally accepted accounting principles and SAP purposes was a principal reason for the difference between the GAAP Combined Ratio and the SAP Combined Ratio. For 1992, the results of certain accident and health insurance business had a non-recurring income item which reduced the SAP Combined Ratio.
          In addition, in 1992, certain income credits were recognized only for generally accepted accounting principles purposes.
          For 1990, the difference in the treatment of acquisition costs for generally accepted accounting principles and SAP purposes was a principal reason for the unusual difference between the GAAP Combined Ratio and the SAP Combined Ratio.

     (g) Source: Best Week P/C Supplement, April 3, 1995 Release 2, with respect to annual information for 1994, Best's Aggregate & Averages, Property/Casualty, 1994 edition, with respect to annual information for 1990 through 1993, and Insurance Services Office, Inc. Operating Results, June 8, 1994, with respect to interim information. Industry Combined Ratios may not be fully comparable as a result of, among other things, differences in geographical concentration and in the mix of property and casualty insurance products.

     (h) The Premium to Surplus Ratio was calculated by dividing statutory property and casualty insurance premiums written by statutory capital at the end of the year.































                            DESCRIPTION OF NOTES

          The Notes are to be issued under an Indenture to be dated as
     of             , 1995, between the Company and
       , as Trustee (the "Trustee").

          The statements herein relating to the Notes and the Indenture are summaries and make use of defined terms in the Indenture, which are incorporated herein by reference, and are qualified in their entirety by express reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     GENERAL

          The Notes will bear interest from         , 1995 at the rate
     shown on the cover page of this Prospectus, payable on
       and               in each year to the Noteholders of record at
     the close of business on the                and
     immediately preceding such interest payment date, commencing
            , 1995.  The Notes will be due on              , 2005,
     will be issued only in denominations of $1,000 and integral multiples of $1,000, and will be general unsecured obligations of the Company. The Indenture authorizes an aggregate principal amount of $100,000,000 of the Notes.

     OPTIONAL REDEMPTION

          The Notes are not redeemable at the option of the Company prior to maturity.

     SINKING FUND

          The Notes are not subject to sinking fund payments.

     SUBORDINATION OF NOTES

          The payment of all Obligations with respect to the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed. Upon (a) the maturity of Senior Indebtedness by lapse of time, acceleration or otherwise or (b) any distribution of the assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full before the Noteholders are entitled to receive any payment. In addition, the Indenture will provide that no payments in respect of any Obligations with respect to the Notes may be made if (i) any payment default on any Senior Indebtedness shall have occurred or (ii) any other default under any Senior Indebtedness shall have occurred which would permit the holders thereof to accelerate such Indebtedness and the Company shall have received notice of such default, unless, in the case of clauses (i) or (ii), such default shall have been cured or waived; provided, that (a) payments on the Notes may resume in the case of any default described in clause (ii) on the date which is 179 days after the giving of such notice (provided there is not then a default under clause (i)) and (b) in no event shall such payment blockage be applicable for more than 179 days in each 360-day period. If in any of the situations referred to in clause (i) or (ii) above a payment is made to the Trustee or to Noteholders before all Senior Indebtedness has been paid in full or provision has been made for such payment, the payment to the Trustee or Noteholders must be paid over to the holders of the Senior Indebtedness.

          The Indenture defines "Senior Indebtedness" to mean all Obligations of the Company with respect to the following, whether outstanding at the date of original execution of the Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed, including, without limitation, indebtedness of the


     Company for money borrowed which is evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or other instrument, and also including indebtedness represented by Purchase Money Obligations
     (as defined), but only to the extent such indebtedness is enforceable by a money judgment; (b) guarantees or assumptions by the Company of indebtedness of others of any of the kinds described in the preceding clause (a); and (c) renewals, extensions and refundings of, and indebtedness of a successor corporation issued in exchange for or in replacement of, indebtedness, guarantees and assumptions of the kinds described in the preceding clauses (a) or (b), unless, in the case of any particular indebtedness, obligation, guarantee, assumption, renewal, extension or refunding, the instrument creating or evidencing the same expressly provides that such indebtedness, obligation, guarantee, assumption, renewal, extension or refunding is not superior in right of payment to the Notes; provided, that Senior Indebtedness shall not be deemed to include
     (i) any indebtedness of the Company to any Subsidiary, (ii) any liability for taxes, (iii) any amounts payable or other liabilities to trade creditors arising in the ordinary course of business, (iv) any indebtedness which is subordinate or junior by its terms to any other indebtedness of the Company, (v) the 10-
     3/8% Notes, (vi) the 5-1/4% Debentures or (vii) the Swiss Franc Bonds. At March 31, 1995, the amount of outstanding Senior Indebtedness of the Company was $149,081,000, net of debt discount of $919,000, and the amount of indebtedness of Subsidiaries of the Company, to which the Notes are effectively subordinated, was $23,068,000, exclusive of $191,989,000 of Deposits. The Indenture will provide that no indebtedness of the Company shall be senior in right of payment to the Notes unless such indebtedness is pari passu in right of payment with the Company's other Senior Indebtedness.

          "Obligations" means any principal, interest, penalties, fees, indemnities and other obligations and liabilities payable under the documentation governing the applicable Indebtedness.

          By reason of such subordination, in the event of insolvency, general creditors of the Company may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Noteholders or holders of other subordinated indebtedness of the Company.

          The Notes will rank senior in right of payment to the 5-1/4% Debentures and the Swiss Franc Bonds and pari passu with the 10-3/8% Notes.

     CERTAIN COVENANTS

          The Indenture will contain the following covenants:

          Restriction on Incurrence of Indebtedness by the Company and on Incurrence of Indebtedness and Issuance of Preferred Stock by Its Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, create, incur, assume, or guarantee the payment of any Indebtedness, and shall not permit any of its Subsidiaries to issue any Preferred Stock, if, at the time of such event and after giving effect thereto on a pro forma basis, the Company's ratio of Consolidated Debt to Consolidated Tangible Net Worth, as of the most recent date for which consolidated financial statements are available and adjusted for the incurrence of all Indebtedness and the issuance of all Preferred Stock by Subsidiaries (other than Permitted Indebtedness) since that date, would be greater than 1.75 to 1. This restriction shall not preclude the incurrence of Permitted Indebtedness.

          "Consolidated Debt" means, on any date, the sum of (i) total Indebtedness of the Company and its Subsidiaries, at such date, determined in accordance with generally accepted accounting principles as in effect on December 31, 1994 ("GAAP") on a consolidated basis, and (ii) the aggregate liquidation preference of all Preferred Stock of Subsidiaries of the Company, at such date, other than Preferred Stock to the extent held by the Company and its Subsidiaries; provided, that Consolidated Debt shall not include Permitted Indebtedness.

          "Indebtedness" of any Person means (i) any liability of such Person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including a Purchase Money Obligation or deferred payment obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, (c) for the payment of a Capitalized Lease Obligation of such Person or (d) with respect to the reimbursement of any letter of credit, banker's acceptance or similar credit transaction (other than trade letters of credit issued in the ordinary course of business; provided, that the failure to make prompt reimbursement of any trade letter of credit shall be deemed to be the incurrence of Indebtedness); and
     (ii) any guarantee by such Person of any liability of others described in clause (i) above or any obligation of such Person with respect to any liability of others described in clause (i) above. Indebtedness shall not include Deposits.

          "Permitted Indebtedness" means (i) any Indebtedness of the Company and its Subsidiaries outstanding on the date of the Indenture, or any refinancing or replacement thereof; provided, that the aggregate amount of such Indebtedness is not increased,
     (ii) Acquired Indebtedness, (iii) Preferred Stock of Subsidiaries held by the Company or its Subsidiaries (it being understood that the sale of such Preferred Stock by the Company or such Subsidiary to any Person other than the Company or a Subsidiary of the Company or such Subsidiary no longer being a Subsidiary shall be deemed the issuance of Preferred Stock for purposes of the above test) and (iv) intercompany Indebtedness.

          "Acquired Indebtedness" means Indebtedness or Preferred Stock of a Person either (i) existing at the time such Person becomes a Subsidiary, (ii) assumed in connection with the acquisition of assets of such Person or (iii) any refinancing or replacement by such Person of such Indebtedness or Preferred Stock; provided, that the aggregate amount of such Indebtedness or Preferred Stock then outstanding is not increased. Acquired Indebtedness shall not include (x) any such Indebtedness created or Preferred Stock issued in anticipation of such Person becoming a Subsidiary (other than a refinancing or replacement of Indebtedness or Preferred Stock of such Person, which original Indebtedness or Preferred Stock was not incurred or issued in anticipation of such Person becoming a Subsidiary), or (y) any Indebtedness or Preferred Stock that is recourse to the Company or any Subsidiary or any of their respective assets, other than to such Person and its Subsidiaries and their respective assets.

          Restriction on Investments by Insurance Subsidiaries. The Indenture will provide that the Company shall not permit any Subsidiary which is an insurance company to make, directly or indirectly, any Investment other than in Investment Grade Securities if, after giving effect thereto at the time of such Investment, less than 80% of the aggregate Investments of such insurance company would consist of Investment Grade Securities, valuing Investments for purposes of this restriction at original cost. The foregoing restriction shall not (i) apply to Investments in the Company or any Subsidiary of the Company, (ii) prevent the Company or its Subsidiaries from acquiring the Capital Stock of, or all or substantially all of the assets of, an insurance company or (iii) apply to securities issued in a restructuring or exchange offer or similar transaction offered generally to all holders of another security then held by such Subsidiary.

          "Investment Grade Securities" means (i) securities having any of the following ratings: at least BBB- or the equivalent thereof by S&P or at least Baa3 or the equivalent thereof by Moody's or at least BBB- or the equivalent thereof by Duff & Phelps Inc. ("Duff & Phelps") or (ii) cash or Cash Equivalents.








          "Cash Equivalents" shall mean (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof, (ii) U.S. dollar denominated time deposits, certificates of deposit, eurodollar time deposits, eurodollar certificates of deposit, and bankers acceptances of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million,
     (iii) commercial paper having a rating from S&P of at least A-2 or the equivalent thereof or from Moody's of at least P-2 or the equivalent thereof or from Duff & Phelps of at least D-2 or the equivalent thereof and maturing within nine months from the date of acquisition, and (iv) tax-exempt commercial paper of United States municipal, state or local governments rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's or at least D-2 or the equivalent thereof by Duff & Phelps and maturing within nine months from the date of acquisition.

          Restricted Payments and Restricted Investments. The Company shall not, and shall not permit any Subsidiary to, make, directly or indirectly, any Restricted Payment or Restricted Investment if, immediately after giving effect to such Restricted Payment or Restricted Investment, as the case may be: (a) a Default or Event of Default under the Indenture shall have occurred and be continuing, (b) the Company's Consolidated Tangible Net Worth would be less than $250 million, (c) the Company would not be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant contained under "Restriction on Incurrence of Indebtedness by the Company and on Incurrence of Indebtedness and Issuance of Preferred Stock by its Subsidiaries" above or (d) the sum of (x) the aggregate amount expended for all Restricted Payments subsequent to March 31, 1992 and (y) the aggregate amount of Restricted Investments made subsequent to March 31, 1992 and then outstanding reduced by any write down of any such Restricted Investment to the extent that such write down otherwise reduced Consolidated Net Income (the amount so expended for a Restricted Payment or a Restricted Investment, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution) would exceed the sum of (1) $35 million, (2) 50% of the aggregate Consolidated Net Income of the Company (or minus 100% of the aggregate Consolidated Net Loss of the Company) accrued on a cumulative basis subsequent to March 31, 1992, and
     (3) the aggregate net proceeds, including the fair value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), received by the Company in respect of the issue or sale subsequent to March 31, 1992 of (i) any shares of Capital Stock of the Company, or (ii) any Indebtedness of the Company to the extent converted into or exchanged for Capital Stock of the Company subsequent to March 31, 1992. The foregoing restrictions shall not prevent (x) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the foregoing provisions, or (y) the retirement of any shares of the Company's Capital Stock by exchange for, or upon conversion of, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary) of, other shares of the Capital Stock of the Company, and neither such retirement, exchange or conversion nor the proceeds of any such sale shall be included in any computation made above. On the first day on which the aggregate Restricted Payments and Restricted Investments exceed by $100 million (calculated on the date of payment or investment) the amount of Restricted Payments and Restricted Investments that could otherwise be made pursuant








     to this paragraph if gains on sales of segments, businesses or major lines of business, net of losses on such sales (whether sold as assets or stock), had been excluded from the definition of "Consolidated Net Income," then each Noteholder shall have the right, at such Noteholder's option, to require the Company to purchase all or any portion (in integral multiples of $1,000) of such Noteholder's Notes at 101% of the principal amount thereof, plus accrued interest; provided, that the Company will not be obligated to purchase any of such Notes unless Noteholders of at least 10% of the Notes outstanding at the date of such Restricted Payment or Restricted Investment (other than Notes held by the Company and its Affiliates) shall have tendered their Notes for repurchase. The mechanics, timing and other terms of the offer will be substantially the same as those with respect to a "Change of Control," as described below.

          "Consolidated Net Income" and "Consolidated Net Loss" mean, for any period, the net income or loss, as the case may be, of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (provided, that, for periods ended prior to January 1, 1995, Consolidated Net Income shall mean the reported income before cumulative effects of changes in accounting principles of the Company and its Subsidiaries); provided, that there shall be excluded therefrom (to the extent otherwise included therein) (i) the net income (or net loss) of any Person that is not the Company or a Subsidiary of the Company, except net income of such Person may be included to the extent of the amount of dividends or other distributions actually paid or made to the Company or any of its Subsidiaries by such other Person during such period, (ii) except to the extent includible pursuant to the foregoing clause (i), the net income (or net loss) of any other Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries or such other Person's assets are acquired by the Company or any of its Subsidiaries, (iii) all extraordinary gains, to the extent they exceed extraordinary losses, in each case, determined in accordance with GAAP and (iv) all gains or losses resulting from the effect of any accounting change.

          "Consolidated Tangible Net Worth" with respect to the Company means, as of any date, the total shareholders' equity of the Company determined in accordance with GAAP less (a) (to the extent not otherwise deducted from total shareholders' equity at such date) the amount of Restricted Investments of the Company and its Subsidiaries outstanding on such date and (b) any and all goodwill and other intangible assets reflected on the consolidated balance sheet of the Company as of such date. Deferred policy acquisition costs ("DPAC") and that portion of the value of insurance in force resulting from an acquisition and equivalent to the amount of DPAC of the acquired entity outstanding immediately prior to such acquisition shall not be deemed goodwill or other intangible assets for purposes of determining Consolidated Tangible Net Worth.

          "Restricted Investment" means, with respect to the Company or any Subsidiary of the Company, an Investment by such Person in an Affiliate of the Company (other than (x) in the Company or a Subsidiary of the Company or (y) in a Person that is an Affiliate of the Company solely because of (i) the ownership of securities of such Person by the Company or its Subsidiaries, (ii) contractual arrangements between the Company and its Subsidiaries and such Person or (iii) a combination of (i) and (ii)).













          "Restricted Payment" means (i) the declaration or making of any dividend or of any other payment or distribution on or with respect to the Company's Capital Stock (other than dividends, payments or distributions payable solely in shares of the Company's Capital Stock), (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of the Company's Capital Stock; provided, that so long as there shall not be a Default or Event of Default under the Indenture any payment to the estate of Ian M. Cumming or Joseph S. Steinberg
     (or any trustee or other legal representative on behalf of the legatees or heirs of such Persons) on account of the repurchase or redemption of Voting Stock owned by such estates (or trustees or legal representatives), solely from the net proceeds of any life insurance maintained by the Company on either of such Persons, shall not be a Restricted Payment and (iii) the declaration or making of any dividend or any other payment or distribution with respect to the Capital Stock of any Subsidiary of the Company and any payment on account of the purchase, redemption, retirement or other acquisition for value of the Capital Stock of any Subsidiary of the Company but, with respect to this clause (iii), only to the extent such dividend, payment or distribution is received by an Affiliate of the Company (other than (x) the Company or a Subsidiary of the Company or (y) a Person that is an Affiliate of the Company solely because of (A) the ownership of securities of such Person by the Company or its Subsidiaries, (B) contractual arrangements between the Company and its Subsidiaries and such Person or (C) a combination of (A) and (B)).

          Maintenance of Consolidated Tangible Net Worth. The Company is required to furnish the Trustee with an Officers' Certificate within 55 days after the end of any fiscal quarter (100 days after the end of any fiscal year) notifying the Trustee that the Company's Consolidated Tangible Net Worth has declined below the Minimum Tangible Net Worth at the end of any fiscal quarter in which the Company's Consolidated Tangible Net Worth has so declined. If, on the last day of each of any two consecutive fiscal quarters (the last day of the second fiscal quarter being referred to herein as a "Deficiency Date"), the Company's Consolidated Tangible Net Worth is less than the Minimum Tangible Net Worth, then the Company is required, no later than 65 days after each such Deficiency Date (110 days if such Deficiency Date is the last day of the Company's fiscal year), to make an offer to all Noteholders to purchase (an "Offer") 10% of the aggregate principal amount of the Notes originally issued (the "Offer Amount") at a purchase price of 100% of the principal amount of the Notes, plus accrued interest to the date of purchase. The Offer is required to remain open for a period of 20 business days following its commencement (unless required to remain open for a longer period by applicable law) and the Company is required to purchase the Offer Amount of the Notes on a designated date no later than five business days after the termination of the Offer or, if less than the Offer Amount has been tendered, all Notes then tendered; provided, however, that the Company will not be obligated to purchase any of such Notes unless Noteholders of at least 10% of the Offer Amount of Notes shall have tendered and not subsequently withdrawn their Notes for repurchase. If the aggregate principal amount of Notes tendered to the Company exceeds the Offer Amount, the Company is required to purchase the Notes tendered to it pro rata among the Notes tendered (with such adjustments as may be appropriate so that only Notes in denominations of $1,000 and integral multiples thereof shall be purchased). The Company will comply with all applicable Federal and state securities laws in connection with each Offer. In no event will the failure of the Company's Consolidated Tangible Net Worth to equal or exceed the Minimum Tangible Net Worth at the end of any fiscal quarter be counted toward the making of more







     than one Offer. The Company may reduce the principal amount of Notes to be purchased pursuant to the Offer by subtracting 100% of the principal amount of Notes acquired by the Company subsequent to the Deficiency Date through purchase or exchange and surrendered for cancellation. The Company, however, may not credit Notes that have been previously used as a credit against any obligation to repurchase Notes pursuant to this provision, pursuant to a Change of Control offer or pursuant to the repurchase obligation described under "Restricted Payments and Restricted Investments."

          "Minimum Tangible Net Worth" means $250 million.

          Limitation on Payment Restrictions Affecting Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, create or otherwise cause to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any Subsidiary, or pay any Indebtedness owed to the Company or any Subsidiary, (b) make loans or advances to the Company or any Subsidiary or (c) transfer any of its properties or assets to the Company, except for such encumbrances or restrictions existing under or by reasons of (i) applicable law,
     (ii) the Indenture, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Subsidiary, (iv) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than such Person and its Subsidiaries, or the property or assets of such Person and its Subsidiaries, so acquired, (v) Indebtedness existing on the date of the Indenture and any refinancing of such existing Indebtedness so long as the terms and conditions of any such refinancing agreements are no less favorable to the Company than those contained in the agreements governing the Indebtedness being refinanced or (vi) other Indebtedness; provided, that the Board of Directors of the Company shall have concluded, in good faith, that the terms thereof do not have a materially adverse effect on the Company, on a stand-alone basis, or the Company's ability, on a stand-alone basis, to meet its obligations.

          Limitation on Issuance of Other Subordinated Debt. The Company shall not issue, assume, guarantee, incur or otherwise become liable, directly or indirectly, for any Indebtedness subordinate or junior in ranking in any respect to any Senior Indebtedness but senior in right of payment to the Notes.

     REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

          In the event of any Change of Control, each Noteholder shall have the right, at such Noteholder's option, to require the Company to purchase all or any portion (in integral multiples of $1,000) of such Noteholder's Notes on the date (the "Change of Control Payment Date") which is 20 business days after the date the Change of Control Notice (as defined below) is mailed (or such later date as is required by applicable law) at 101% of the principal amount thereof, plus accrued interest to the Change of Control Payment Date; provided that the Company will not be obligated to purchase any of such Notes unless Noteholders of at least 10% of the Notes outstanding at the Change of Control Payment Date (other than Notes held by the Company and its Affiliates) shall have tendered their Notes for repurchase. In addition, in the event of any Change of Control, the Company will not, and will not permit any of its Subsidiaries to, purchase or redeem any Indebtedness ranking junior to the Notes pursuant to any analogous provisions on or prior to the Change of Control Payment Date.





          The Company is obligated to send to all Noteholders, within five business days after the occurrence of each Change of Control, a notice of the occurrence of such Change of Control (the "Change of Control Notice"), specifying a date by which a Noteholder must notify the Company of such Noteholder's intention to exercise the repurchase right and describing the procedure that such Noteholder must follow to exercise such right. The Company is required to deliver a copy of such notice to the Trustee and to cause a copy of such notice to be published in a daily newspaper of national circulation. To exercise the repurchase right, the Noteholder must deliver, on or before the fifth calendar day prior to the Change of Control Payment Date, written notice (which shall be irrevocable, except as provided below) to the Company (or an agent designated by the Company for such purpose) of the Noteholder's exercise of such right, together with (i) the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, and (ii) if the Change of Control Payment Date falls between any record date for the payment of interest on the Notes and the next succeeding interest payment date, an amount equal to the interest which the Noteholder is entitled to receive on such interest payment date. The Company will comply with all applicable Federal and state securities laws in connection with each Change of Control Notice.

          A "Change of Control" shall be deemed to occur if (i) the Company has any other Indebtedness outstanding (other than Indebtedness under a bank credit agreement or similar bank financing) which provides for a Change of Control (as defined in the instrument governing such Indebtedness) if Ian M. Cumming or Joseph S. Steinberg ceases to beneficially own, in the aggregate, a certain percentage of the outstanding Common Shares, which percentage ownership requirement is in excess of 10%, and a Change of Control (as defined in the instrument governing such Indebtedness) occurs under such Indebtedness or (ii) at any time when the Company does not have any other Indebtedness outstanding of the type referred to in clause (i), Ian M. Cumming or Joseph
     S. Steinberg, individually or in the aggregate, sells, transfers or otherwise disposes of (a "Disposition"), after the date of the Indenture, Common Shares so that, after giving effect thereto, the sole beneficial ownership of outstanding Common Shares by Mr. Cumming and/or Mr. Steinberg would, in the aggregate, fall below 10% of the then outstanding Common Shares; provided, that no Change of Control shall be deemed to have occurred under clause
     (ii) if the Notes are rated by Moody's or S&P as Investment Grade both at the time of such Disposition and for a period of 90 days from the date of such Disposition (it being understood that, with respect to the foregoing proviso, a Change of Control shall be deemed to occur on the first date during such 90-day period when the Notes are rated below Investment Grade by both Moody's and S&P). The term "Common Shares" shall include any securities issued as dividends or distributions on the Common Shares. For purposes hereof, "sole beneficial ownership" of Common Shares shall be deemed to include (i) all Common Shares received after June 15, 1992 from Mr. Cumming or Mr. Steinberg by any member of their respective immediate families or by any trust for the benefit of either of them or any member of their respective immediate families (a "Recipient"), which Common Shares remain held by a Recipient during the lifetime of Mr. Cumming or Mr. Steinberg (unless sold, transferred or disposed of by such Recipient during the lifetime of Mr. Cumming or Mr. Steinberg, as the case may be, in which case such Disposition by such Recipient shall constitute a Disposition by Mr. Cumming or Mr. Steinberg, as the case may be) and (ii) after the death of Mr. Cumming and/or Mr. Steinberg, all Common Shares owned as of the date of death by the decedent, and any Recipient of the decedent, regardless of whether such Recipient continues to own such Common






     Shares after the date of death. In determining the number of outstanding Common Shares then held by Messrs. Cumming and Steinberg and the total number of outstanding Common Shares, there shall be excluded Common Shares issued by the Company after December 31, 1991, or the conversion into or exchange for, after December 31, 1991, Common Shares or securities convertible into or exchangeable for Common Shares. As calculated pursuant to this provision, Messrs. Cumming and Steinberg beneficially owned, in the aggregate, approximately 46% of the Common Shares as of March 31, 1995.

          As of the date hereof, the Company's most restrictive outstanding Indebtedness that contains a change of control provision requires that Mr. Cumming and/or Mr. Steinberg continue to have sole beneficial ownership of outstanding Common Shares equal to at least 32% of the then outstanding Common Shares; provided that, under such Indebtedness, Messrs. Cumming and/or Steinberg may sell, transfer or otherwise dispose of additional Common Shares if, after giving effect thereto, they would, in the aggregate, then have sole beneficial ownership of Common Shares equal to at least 23% of the then outstanding Common Shares, but only if, after giving effect to any such Disposition, the aggregate market value of the Common Shares then so owned by Mr. Cumming and/or Mr. Steinberg on the date of such Disposition would be at least $200 million; provided, further, that, under such Indebtedness, upon the death of either Mr. Cumming or Mr. Steinberg, the aggregate market value of the Common Shares then so owned by the survivor on the date of such Disposition would be at least $100 million. There can be no assurance that the Company will have sufficient funds or the financing to satisfy its obligations to repurchase the Notes and other Indebtedness that may come due upon a Change of Control. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

          The Noteholders of a majority in principal amount of Notes then outstanding may waive compliance by the Company of its obligation to repurchase Notes upon a Change of Control. The Company may not waive such provisions. See "Modification of the Indenture."

          The term "Investment Grade" is defined as BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by Moody's or S&P.

     TRANSACTIONS WITH AFFILIATES

          The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions with any Affiliate (other than (a) with the Company or a Wholly Owned Subsidiary or (b) the making of a Restricted Payment or Restricted Investment otherwise permitted by the covenant described under "Restricted Payments and Restricted Investments" above), including, without limitation, any loan, advance or investment or any purchase, sale, lease or exchange of property or the rendering of any service, unless such transaction or series of transactions is in good faith and at arm's-length and on terms which are at least as favorable as those available in a comparable transaction from an unrelated
     Person. Any such transaction that involves in excess of $10 million shall be approved by a majority of the Independent
     Directors on the Board of Directors of the Company; or, in the event that at the time of any such transaction or series of related transactions there are no Independent Directors serving on the Board of Directors of the Company, such transaction or series of related transactions shall be approved by a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction for which approval is required.

     SUCCESSOR CORPORATION

          The Company may not consolidate with, merge into or transfer all or substantially all of its assets (i.e., 90% or more) to another corporation unless (a) the successor corporation shall be existing under the laws of the United States, any state thereof or the District of Columbia, (b) there shall not be any Default

     or Event of Default under the Indenture, (c) such successor corporation assumes all of the Obligations of the Company under the Notes and the Indenture, (d) after giving effect to such transaction, such successor corporation shall have a Consolidated Net Worth equal to or greater than the Company and (e) after giving effect to such transaction, the Company or such successor corporation is permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) as provided in the Indenture. Thereafter all such obligations of the Company will terminate.

     REPORTS TO NOTEHOLDERS

          The Company will mail copies of its annual reports and quarterly reports mailed to its shareholders to Noteholders. If the Company is not required to furnish annual or quarterly reports to its shareholders, the Company will, upon request, mail to each Noteholder, at such Noteholder's address as appearing on the Note register, audited annual financial statements and unaudited condensed quarterly financial statements. Such financial statements shall be accompanied by management's discussion and analysis of the results of operations and financial condition of the Company for the period reported upon in substantially the form required under the rules and regulations of the Commission in effect from time to time.

     THE TRUSTEE

                                        will be the Trustee under the
     Indenture.

          The Noteholders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture will provide that, in case an Event of Default thereunder shall occur and be continuing, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Noteholders, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

     EVENTS OF DEFAULT AND NOTICE THEREOF

          The term "Event of Default" when used in the Indenture shall mean any one of the following: (i) failure to pay (whether or not prohibited by the subordination provisions) interest for 30 days or principal; (ii) failure to perform any covenants not described in clause (i) for 30 days after receipt of notice;
     (iii) the occurrence of any event of default under an instrument evidencing or securing other indebtedness of the Company or any Material Subsidiary of the Company for borrowed money in excess of $15 million resulting in the acceleration of such indebtedness, which acceleration is not rescinded or annulled pursuant to the terms of such instrument; and (iv) certain events of bankruptcy, insolvency or reorganization relating to the Company or any Material Subsidiary of the Company.

          The term "Material Subsidiary" means (i) any Subsidiary of the Company which at December 31, 1994 was a "significant subsidiary" under Regulation S-X promulgated by the Commission or any successor to such Subsidiary and (ii) any other Subsidiary of the Company; provided that the Company's investments in and advances to such Subsidiary at the date of determination thereof, without giving effect to any write-downs in such investments or advances taken within the prior 12 months, represent 20% or more of the Company's Consolidated Tangible Net Worth as of such time; provided, however, that this clause (ii) shall not include any Subsidiary if, at the time that it became a Subsidiary, the Company contemplated commencing a voluntary case or proceeding under the Bankruptcy Law with respect to such Subsidiary.




          The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, provide to the Noteholders notice of all uncured defaults known to it (the term default to include the events specified above without grace or notice); provided, that, except in the case of default in the payment of principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a committee of its Trust Officers in good faith determines that the withholding of such notice is in the interests of the Noteholders.

          In case an Event of Default shall have occurred and be continuing, the Trustee or the Noteholders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company and to the Trustee, may declare to be due and payable immediately the outstanding principal amount and accrued interest, premiums, penalties and other amounts in respect of the Notes and the Indenture. Such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes, upon the conditions provided in the Indenture.

          The Indenture will include a covenant that the Company will file annually with the Trustee a statement regarding compliance by the Company with the terms thereof and specifying any defaults of which the signers may have knowledge.

     MODIFICATION OF THE INDENTURE

          Under the Indenture, the rights and obligations of the Company and the rights of Noteholders may be modified by the Company and the Trustee only with the consent of the Noteholders holding a majority in principal amount of the Notes then outstanding; but no extension of the maturity of any Notes, or reduction in the interest rate or extension of the time of payment of principal of or interest on, or any change in the subordination of the Notes that is adverse to the Noteholders, or any other modification in the terms of payment of the principal of or interest on the Notes or reduction of the percentage required for modification will be effective against any Noteholder without its consent. The Noteholders of majority in principal amount of Notes then outstanding may waive compliance by the Company with certain covenants, including those described under "Certain Covenants-Maintenance of Consolidated Tangible Net Worth" and "Repurchase at Option of Holders Upon a Change of Control."

     SATISFACTION AND DISCHARGE OF INDENTURE

          The Indenture will be discharged and cancelled upon payment of all the Notes or upon deposit with the Trustee, within not more than one year prior to the maturity of the Notes, of funds sufficient for such payment.



















                                UNDERWRITING

          Subject to the terms and conditions set forth in the Underwriting Agreement between Jefferies & Company, Inc., CS First Boston Corporation and PaineWebber Incorporated (collectively, the "Underwriters") and the Company, such Under-writers have severally agreed to purchase from the Company $
         , $           and $           , aggregate principal
     amount of the Notes, respectively.

          The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if they purchase any of the Notes.

          The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
     concession not in excess of    % of the principal amount of the
     Notes.  The Underwriters may allow, and such dealers may reallow,
     a concession not in excess of    % of the principal amount of the
     Notes to certain other dealers. After the initial public offering, the offering price, concession and discount may be changed.

          The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

          Each of Jefferies & Company, Inc. and CS First Boston Corporation has previously performed investment banking and other financial advisory services for the Company for which they have received customary compensation. Such services included acting as underwriters of the 10-3/8% Notes in June 1992, the 5-1/4% Debentures in February 1993 and the Company's 7-3/4% Senior Notes due 2013 in August 1993.


                               LEGAL MATTERS

          The validity of the securities offered hereby and certain legal matters will be passed upon by Weil, Gotshal & Manges (a partnership including professional corporations), New York, New York, General Counsel to the Company (members of which own approximately 83,000 Common Shares). Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


























                                  EXPERTS

          The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.
































































             NO DEALER, SALESMAN
        OR OTHER PERSON HAS BEEN
        AUTHORIZED TO GIVE ANY                 $100,000,000
        INFORMATION OR TO MAKE ANY
        REPRESENTATION OTHER THAN
        THOSE CONTAINED OR
        INCORPORATED BY REFERENCE            LEUCADIA NATIONAL
        IN THIS PROSPECTUS IN CON-              CORPORATION
        NECTION WITH THE OFFERING
        DESCRIBED HEREIN, AND, IF       % SENIOR SUBORDINATED NOTES
        GIVEN OR MADE, SUCH                      DUE 2005
        INFORMATION OR
        REPRESENTATION MUST NOT BE
        RELIED UPON AS HAVING BEEN
        AUTHORIZED BY THE COMPANY
        OR BY ANY UNDERWRITER.
        THIS PROSPECTUS DOES NOT
        CONSTITUTE AN OFFER TO
        SELL, OR A SOLICITATION OF
        AN OFFER TO BUY, IN ANY
        JURISDICTION IN WHICH IT
        IS UNLAWFUL TO MAKE SUCH
        AN OFFER OR SOLICITATION.
        NEITHER THE DELIVERY OF
        THIS PROSPECTUS NOR ANY
        SALE MADE HEREUNDER SHALL,
        UNDER ANY CIRCUMSTANCES,
        CREATE AN IMPLICATION THAT
        THERE HAS BEEN NO CHANGE
        IN THE AFFAIRS OF THE
        COMPANY SINCE THE DATE
        HEREOF OR THAT THE
        INFORMATION CONTAINED
        HEREIN IS CORRECT AS OF
        ANY TIME SUBSEQUENT TO ITS
        DATE.

          _____________________


            TABLE OF CONTENTS                   Prospectus

                                Page
                                ----
       Available Information  .    2
       Incorporation of
         Certain Documents
         by Reference   . . . .    3
       Prospectus Summary . . .    4
       The Company  . . . . . .    6
       Use of Proceeds  . . . .    7
       Capitalization . . . . .    8     Jefferies & Company, Inc.
       Selected Financial Data     9          CS First Boston
       Description of Notes . .   12     PaineWebber Incorporated
       Underwriting . . . . . .   21
       Legal Matters  . . . . .   21
       Experts  . . . . . . . .   22



                                                      , 1995

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


     ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The estimated expenses payable by the Registrant in connection with the securities being registered are as follows:

          SEC Registration Fee                         $       34,483
          Rating Agency Fee
          Accounting Fees and Expenses
          Printing and Photocopying
          Legal Fees and Expenses
          Blue Sky Fees and Expenses
          Fees of Trustees
          Miscellaneous Expenses                       --------------
               Total Expenses                          $
                                                       ==============

     ITEM 15. INDEMNIFICATION OF  DIRECTORS AND OFFICERS.

             Sections 722 through 725 of the New York Business Corporation Law (the "Business Corporation Law") provide that a corporation may indemnify, with certain limitations and exceptions, a director or officer as follows: (1) in a derivative action, against his reasonable expenses, including attorneys' fees but excluding certain settlement costs, actually and necessarily incurred by him in connection with the defense thereof, or an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in (or in the case of service for another corporation, not opposed to) the best interests of the corporation; and (2) in a civil or criminal non-derivative action or proceeding including a derivative action by another corporation, partnership or other enterprise in which any director or officer of the indemnifying corporation served in any capacity at the indemnifying corporation's request, against judgments, fines, settlement payments and reasonable expenses, including attorneys' fees, incurred as a result thereof, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in (or, in the case of service for any other corporation, not opposed to) the best interests of the corporation and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Such indemnification is a matter of right where the director or officer has been successful on the merits or otherwise, and otherwise may be granted upon corporate authorization or court award as provided in the statute.

             Section 721 of the Business Corporation Law provides that indemnification arrangements can be established for directors and officers, by contract, by-law, charter provision, action of shareholders or board of directors, on terms other than those specifically provided by Article 7 of the Business Corporation Law, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Article V of the Company's By-Laws provides for the indemnification, to the full extent authorized by law, of any person made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Company.

     NYFS04...:\30\76830\0001\1980\SCH5185K.290

             Section 726 of the Business Corporation Law provides that a corporation may obtain insurance to indemnify itself and its directors and officers. The Company maintains an insurance policy providing both directors and officers liability coverage and corporate reimbursement coverage.

             Article Sixth of the Company's Certificate of Incorporation contains a charter provision eliminating or limiting director liability for monetary damages arising from breaches of fiduciary duty, subject only to certain limitations imposed by statute.

     ITEM 16. EXHIBITS.

             Exhibit
             Number                       Description
             ------                       -----------
             1     -Form of Underwriting Agreement.**
             2.1   -Stock Purchase Agreement, dated as of May 12, 1995, by
                   and among the Company and Morrison Knudsen Corporation.**
             2.2   -Escrow and Security Agreement, dated as of May 12,
                   1995, by and among the Company, Morrison Knudsen
                   Corporation and Weil, Gotshal & Manges.**
             4.1   -Form of Indenture, dated as of ________, 1995, between
                   the Company and______________________, as
                   Trustee, in respect of the Company's     % Senior
                   Subordinated Notes due 2005.**
             4.2   -Form of Senior Subordinated Note (included in the form
                   of Indenture to be filed as Exhibit 4.1 to this
                   Registration Statement).
             5     -Opinion of Weil, Gotshal & Manges.**
             12    -Statement of Computation of Ratio of Earnings to Fixed
                   Charges.**
             23.1  -Consent of Coopers & Lybrand L.L.P.
             23.2  -Consent of  Weil, Gotshal & Manges (included in the opinion to be filed as Exhibit 5 to this Registration
                   Statement).**
             24    -Power of Attorney (included on signature page of this
                   Part II).
             25    -Statement of Eligibility and Qualification of
                   ________________________, as Trustee on Form T-1 with
                   respect to the    % Senior Subordinated Notes due
                   2005 (Bound separately).**
             28    -Schedule P of the 1994 Annual Statement to Insurance
                   Departments of the Colonial Penn Insurance Company and
                   Affiliated Property/Casualty Insurers and the Empire
                   Insurance Company, Principal Insurer (filed as
                   Exhibit 28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).*

     ____________
      * Incorporated by reference.
     ** To be filed by amendment.

















     ITEM 17. UNDERTAKINGS.

             The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


             The undersigned registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the "Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.















                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 19th day of May, 1995.

                                         LEUCADIA NATIONAL CORPORATION

                                         By:  /s/ Joseph A. Orlando
                                            ------------------------------
                                                  Joseph A. Orlando
                                            Vice President and Comptroller

             KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas E. Mara and Joseph A. Orlando, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

             Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.


         SIGNATURE                    TITLE                          DATE
         ---------                    -----                          ----

    /s/ Ian M. Cumming          Chairman of the Board             May 19, 1995
- ------------------------------    (Principal Executive Officer)
     (Ian M. Cumming)

   /s/ Joseph S. Steinberg      President and Director            May 19, 1995
- ------------------------------    (Principal Executive Officer)
    (Joseph S. Steinberg)

   /s/ Joseph A. Orlando        Vice President and Comptroller    May 19, 1995
- ------------------------------    (Principal Financial and
    (Joseph A. Orlando)            Accounting Officer)


   /s/ Paul M. Dougan           Director                          May 19, 1995
- -----------------------------
    (Paul M. Dougan)

   /s/ Lawrence D. Glaubinger   Director                          May 19, 1995
- -----------------------------
    (Lawrence D. Glaubinger)

   /s/ James E. Jordan          Director                          May 19, 1995
- -----------------------------
    (James E. Jordan)







   /s/ John W. Jordan II         Director                         May 19, 1995
- -------------------------------
    (John W. Jordan II)

   /s/ Jesse Clyde Nichols, III  Director                         May 19, 1995
- -------------------------------
    (Jesse Clyde Nichols, III)

































































                                  EXHIBIT INDEX

     Exhibits                                                       Exemption
     --------                                                       Indication
                                                                    ----------
     1         -Form of Underwriting Agreement.**

     2.1       -Stock Purchase Agreement, dated as of May 12, 1995,
                by and among the Company and Morrison Knudsen
                Corporation.**

     2.2       -Escrow and Security Agreement, dated as of May 12,
                1995, by and among the Company, Morrison Knudsen
                Corporation and Weil, Gotshal & Manges.**

     4.1       -Form of Indenture, dated as of ___________, 1995,
                between the Company and __________________________,
                as Trustee, in respect of the Company's    % Senior
                Subordinated Notes due 2005.**

     4.2       -Form of Senior Subordinated Notes (included in the
                form of Indenture to be filed as Exhibit 4.1 to this Registration Statement).

     5         -Opinion of Weil, Gotshal & Manges.**

     12        -Statement of Computation of Ratio of Earnings to
                Fixed Charges.**

     23.1      -Consent of Coopers & Lybrand L.L.P.

     23.2      -Consent of Weil, Gotshal & Manges (included in the
                opinion to be filed as Exhibit 5 to this Registration Statement).**

     24        -Power of Attorney (included on signature page of
                this Part II).

     25        -Statement of Eligibility and Qualification of
                ___________________________________________, as
                Trustee on Form T-1 with respect to the     % Senior
                Subordinated Notes due 2005 (Bound separately).**

     28        -Schedule P of the 1994 Annual Statement to Insurance
                Departments of the Colonial Penn Insurance Company and Affiliated Property/Casualty Insurers and the Empire Insurance Company, Principal Insurer (filed as Exhibit 28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).*

     ____________
      * Incorporated by reference.
     ** To be filed by amendment.
















                                     II-6